BB 3/5

[redacted]

08026751

TED STATES
EXCHANGE COMMISSION
gton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66569

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Meridian Capital Partners, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1266 Furnace Brook Parkway
(No. and Street)

Quincy	MA	02169-4758
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTRACT IN REGARD TO THIS REPORT

John P. McDonough (617) 328-6200
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jacobs, Velella & Kerr, P.C.
(Name - *if individual, state last, first, middle name*)

SEC Mail Processing Section
FEB 29 2008
Washington, DC
101

388 Hillside Avenue	Needham	MA	02494-1221
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, John P. McDonough, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Meridian Capital Partners, LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

John P. McDonough
Signature

President
Title

Carol A. O'Keefe
Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A Copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MERIDIAN CAPITAL PARTNERS, LLC
TABLE OF CONTENTS
For the Years Ended December 31, 2007 and 2006

MERIDIAN CAPITAL PARTNERS, LLC

INDEPENDENT AUDITORS REPORT

Jacobs, Velella & Kerr, P.C.
Certified Public Accountants

388 Hillside Avenue • Needham, MA 02494-1221
Tel.: (781) 449-1090 • Fax: (781) 449-9370
Website: www.jvkcpa.com Email: cpa@jvkcpa.com

Members
American Institute of Certified Public Accountants
Massachusetts Society of Certified Public Accountants
Herman Jacobs CPA 1949-1988
Alberto Velella CPA
Peter H. Kerr CPA

Michael E. Carlson CPA

INDEPENDENT AUDITORS REPORT

To the Members of:
Meridian Capital Partners, LLC
Quincy, Massachusetts

We have audited the accompanying statements of assets, liabilities and members' equity of Meridian Capital Partners, LLC as of December 31, 2007 and 2006 and the related statements of revenues and expenses, changes in members' equity and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures of the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Meridian Capital Partners, LLC as of December 31, 2007 and 2006 and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Jacobs Velella & Kerr, PC

Jacobs, Velella & Kerr, P.C.
Needham, Massachusetts

February 12, 2008

MERIDIAN CAPITAL PARTNERS, LLC

AUDITED FINANCIAL STATEMENTS

MERIDIAN CAPITAL PARTNERS, LLC
STATEMENTS OF ASSETS, LIABILITIES AND MEMBERS' EQUITY
For the Years Ended December 31, 2007 and 2006

	2007	2006
ASSETS		
CURRENT ASSETS		
Cash – *Note 7*	$ 481,737	$ 478,215
Commissions and accounts receivable – *Note 7*	261,693	41,981
Deposits and prepaid expenses	7,617	335
TOTAL CURRENT ASSETS	751,047	520,531
PROPERTY AND EQUIPMENT		
Computer equipment and software	18,454	16,587
Equipment	2,917	2,917
Furniture and fixtures	8,034	8,034
Leasehold improvements	17,083	17,083
	46,488	44,621
Less: accumulated depreciation	(20,677)	(9,728)
	25,811	34,893
TOTAL ASSETS	$ 776,858	$ 555,424
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ -	$ 1,908
Accrued liabilities – *Note 4*	240,903	100,507
Due to related party – *Notes 2 & 5*	28,286	43,894
TOTAL CURRENT LIABILITIES	269,189	146,309
MEMBERS' EQUITY – *Note 6*	507,669	409,115
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 776,858	$ 555,424

The accompanying notes are an integral part of these financial statements.

MERIDIAN CAPITAL PARTNERS, LLC
STATEMENTS OF REVENUE AND EXPENSES
For the Years Ended December 31, 2007 and 2006

	2007	2006
REVENUE		
Wholesale commissions and due diligence fees - *Note 7*	$ 11,936,596	$ 9,733,433
OPERATING EXPENSES		
Charitable contributions	5,200	11,000
Commissions and due diligence fees	10,537,662	8,741,717
Computer expense	22,962	14,414
Depreciation expense	10,949	8,975
Dues and subscriptions	5,853	2,768
Employee benefits	92,163	71,316
Filing fees expense	7,777	42,885
Insurance expense	8,364	20,624
Legal, accounting and professional fees	41,233	41,094
Meals and entertainment	27,199	37,449
Meetings and conferences	30,118	22,119
Office supplies and expense	27,408	29,179
Pension expense	55,251	33,282
Postage and shipping	6,056	7,370
Rent – *Note 3*	60,927	57,164
Repairs and maintenance	454	620
Salaries and wages	739,693	389,441
Taxes - payroll and other	30,694	20,106
Telephone expense	20,137	21,441
Training and education	2,419	38,885
Travel expense	105,801	140,134
TOTAL OPERATING EXPENSES	11,838,320	9,751,983
NET OPERATING MARGIN	98,276	(18,550)
OTHER INCOME (EXPENSE)		
Interest income - related party – *Note 5*	1,924	-
Interest expense - related party – *Note 5*	(1,646)	(4,226)
TOTAL OTHER INCOME (EXPENSE)	278	(4,226)
NET INCOME (LOSS)	$ 98,554	$ (22,776)

The accompanying notes are an integral part of these financial statements.

MERIDIAN CAPITAL PARTNERS, LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY
For the Years Ended December 31, 2007 and 2006

MEMBERS' EQUITY AS OF DECEMBER 31, 2005	$	441,891
Capital contributions		150,000
Net loss for the year ended December 31, 2006		(22,776)
Capital withdrawals		(160,000)
MEMBERS' EQUITY AS OF DECEMBER 31, 2006		409,115
Capital contributions		-
Net income for the year ended December 31, 2007		98,554
Capital withdrawals		-
MEMBERS' EQUITY AS OF DECEMBER 31, 2007	$	507,669

The accompanying notes are an integral part of these financial statements.

MERIDIAN CAPITAL PARTNERS, LLC
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2007 and 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 98,554	$ (22,776)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation expense	10,949	8,975
Expenses allocated from related party – *Note 2*	1,392,803	1,195,698
Intercompany interest income – *Note 5*	(1,924)	-
Intercompany interest expense – *Note 5*	1,646	4,226
(Increase) decrease in:		
Commissions and accounts receivable	(219,712)	(41,981)
Deposits and prepaid expenses	(7,282)	2,119
Increase (decrease) in:		
Accounts payable	(1,908)	1,908
Accrued liabilities	140,396	32,223
NET CASH PROVIDED BY OPERATING ACTIVITIES	1,413,522	1,180,392
CASH FLOWS FROM INVESTING ACTIVITIES		
Advances from related party – *Note 2*	(1,410,000)	(1,207,016)
NET CASH USED IN INVESTING ACTIVITIES	(1,410,000)	(1,207,016)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions	-	150,000
Capital withdrawals	-	(160,000)
NET CASH USED IN FINANCING ACTIVITIES	-	(10,000)
NET INCREASE (DECREASE) IN CASH	3,522	(36,624)
CASH – BEGINNING	478,215	514,839
CASH – ENDING	$ 481,737	$ 478,215
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid for interest	$ 4,226	$ 3,093

See **NOTE 9** for additional cash flow statement information.

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. GENERAL INFORMATION
Meridian Capital Partners, LLC is a limited liability company ("LLC") formed under the laws of the state of Delaware on March 25, 2004 with its principal office located in Quincy, Massachusetts with a satellite office located in Potomac, Maryland. The LLC is a broker-dealer firm, registered with the Securities and Exchange Commission ("SEC") and securities regulatory commissions in various states and Washington D.C. It is a member of the Financial Industry Regulatory Authority, formerly known as the National Association of Securities Dealers, and the Securities Investor Protection Corporation. The LLC was formed primarily to wholesale direct participation programs to other unaffiliated broker-dealers for ultimate sale to retail, accredited investors and also to offer such products directly to retail investors. The LLC receives commissions upon the closing of each transaction.

B. LIABILITY OF LIMITED LIABILITY COMPANY MEMBERS
Pursuant to §18-303(a) of Title 6, Subtitle II of the Delaware Limited Liability Company Act, the debts, obligations and liabilities of an LLC member, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the LLC, and no member or manager of the LLC shall be obligated personally for such debt, obligation or liability of the LLC solely by reason of being a member or acting as a manager of the LLC.

Pursuant to §18-303(b) of the aforementioned Act, under the LLC agreement or under another agreement, a member or manager may agree to be obligated personally for any or all debts, obligations and liabilities of the LLC.

C. USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

D. CASH AND CASH EQUIVALENTS
For financial statement purposes, the LLC considers all short-term debt and investment securities purchases with a maturity of three months or less to be cash equivalents.

E. ALLOWANCE FOR UNCOLLECTIBLE ACCOUNTS
The LLC experiences a low rate of its accounts receivable that become uncollectible. Therefore, these financial statements do not contain a provision for uncollectible accounts.

F. PROPERTY AND EQUIPMENT
Property and equipment are stated at cost. Depreciation is computed using the straight-line method and estimated recovery periods sufficient to amortize the cost of the applicable assets over their useful lives. The cost and related accumulated depreciation of assets sold or otherwise disposed are removed from the related accounts and the resulting gains or losses are reflected in income, except on assets traded. Expenditures for normal maintenance and repairs are expensed, while major renewals are capitalized.

The estimated useful lives of the LLC's assets are as follows:

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

F. PROPERTY AND EQUIPMENT – continued

Asset Group	Estimated useful life (years)
Computer equipment	2 - 3
Furniture and fixtures	7
Leasehold improvements	Remaining term of lease
Office equipment	7

G. REVENUE AND COST RECOGNITION
Commission revenues are recognized upon the closing of a participating program transaction (earned). The related commission expense is recognized when the commission revenue is earned by the LLC.

H. ADVERTISING COSTS
Advertising costs, except for costs associated with direct-response advertising, are charged to operations when incurred. The costs of direct-response advertising are capitalized and amortized over the period during which future benefits are expected to be realized.

I. COMPENSATED ABSENCES
Employees of the LLC are entitled to paid vacation days depending on job classification, length of service and other factors. It is impracticable to estimate the amount of compensation for future absences and, accordingly, no liability has been recorded in the accompanying financial statements. The LLC's policy is to recognize the costs of compensated future absences when actually paid to employees.

J. SHIPPING AND HANDLING COSTS
The LLC does not normally incur shipping and handling costs in connection with its wholesale direct participation program activities. If shipping and handling costs were incurred, those costs would be absorbed by the LLC as overhead, its customers would not be billed and the revenue generated would not be offset by the shipping and handling costs.

K. INCOME TAXES
Under the domestic entity default rules of the Internal Revenue Service ("IRS"), the LLC is treated as a partnership for taxation purposes. In lieu of the LLC paying federal income taxes, the members of the LLC are taxed on their proportionate share of the LLC's federally taxable income. The Commonwealth of Massachusetts follows the IRS rules in determining the taxation of the LLC. Therefore, these financial statements do not contain a provision for federal or state income taxes.

NOTE 2 - RELATED PARTY TRANSACTIONS
During the years ended December 31, 2007 and 2006, the LLC shared office space at its location with Meridian Investments, Inc., Meridian Clean Fuels, Inc., Carbon Energy, LLC, and Meridian Finance Company, LLC, all affiliated companies. Except for items specifically identified to one of the companies, overhead and other operating expenses, including personnel costs, are shared with the affiliated companies as determined by the primary paymaster, Meridian Properties, Inc ("MPI"). Allocations of all shared expenses are determined by personnel time devoted to each entity.

NOTE 2 - RELATED PARTY TRANSACTIONS - continued
Pursuant to the MPI's personnel time review conducted at the beginning of 2006, the allocation percentages were revised to the following: 50% Meridian Investments, Inc., 20% Meridian Capital Partners, LLC, 15% Meridian Clean Fuels, Inc., 10% Carbon Energy, LLC and 5% Meridian Finance Company, LLC.

Pursuant to the MPI's personnel time review conducted at the beginning of 2007, the allocation percentages were revised to the following: 45% Meridian Investments, Inc., 20% Meridian Capital Partners, LLC, 20% Meridian Clean Fuels, Inc., 7% Carbon Energy, LLC and 8% Meridian Finance Company, LLC.

For the years ended December 31, 2007 and 2006, the amount of costs allocated to the LLC was $ 1,394,670 and $ 1,216,579, respectively, including costs capitalized as fixed assets of $ 1,867 and $ 20,881, respectively. The amount of cash transferred from the LLC was $ 1,410,000 and $ 1,207,016, respectively. There were no cash transfers to the LLC during the years ended December 31, 2007 and 2006.

NOTE 3 - LEASES
The LLC shares its office locations in Massachusetts and Maryland under an operating lease through MPI.

The Massachusetts lease dated January 25, 1989 as amended on various dates through 2001 was amended on September 1, 2005 to amend the amount and location of the office space being leased. The Maryland lease was extended for an additional five year term effective March 1, 2007, expiring February 29, 2012.

The Massachusetts office also began leasing various pieces of office equipment under operating leases expiring on various dates through the year 2012.

Effective for both years ended December 31, 2007 and 2006 respectively, 20% of all of the lease payments were allocated to the LLC.

Based upon the aforementioned allocations, future minimum rental payments under the operating leases are as follows:

Year Ended		Amount
December 31, 2008	$	68,501
December 31, 2009		70,037
December 31, 2010		61,800
December 31, 2011		28,256
December 31, 2012		5,535
	$	234,129

Rent expense for the year ended December 31, 2007 and 2006 was $ 60,927 and $ 57,164, respectively.

NOTE 4 – ACCRUED LIABILITIES

At December 31, 2007 and 2006, accrued liabilities consisted of the following:

	2007	2006
Commissions	$ 230,103	$ 41,981
Meetings and conferences	-	21,111
Miscellaneous operating expenses	800	18,326
Professional fees	10,000	15,000
Insurance	-	4,089
	$ 240,903	$ 100,507

NOTE 5 - DUE TO RELATED PARTY

Due to related party represents monies advanced to the LLC from MPI. The balances at December 31, 2007 and 2006 are comprised of (1) amounts actually borrowed from, net of amounts repaid to MPI, (2) specific expenses actually paid by the MPI for the benefit of the LLC and (3) common operating expenses allocated to the LLC.

Interest on the outstanding balances is charged on the average monthly balance at the applicable federal rate per annum (4.92% and 4.71% for the years ended December 31, 2007 and 2006, respectively).

Interest payable included in the balance at December 31, 2007 and 2006 was $ 1,646 and $ 4,226, respectively. Interest receivable included in the balance at December 31, 2007 and 2006 was $1,924 and $0, respectively. As of December 31, 2007 and 2006 the net amount due from (owed to) MPI was $ 278 and $ (4,226), respectively.

NOTE 6 - SALE OR TRANSFER OF MEMBERS' INTERESTS

Pursuant to the LLC agreement dated March 25, 2004, no member may assign all or any part of an interest without the directors' approval, which may be granted or withheld in the directors' sole discretion.

The LLC is not required to recognize such assignment for any purpose unless the directors' consent and the necessary documents pursuant to LLC agreement have been filed with the LLC.

If a member assigns all of the member's interest, that member shall cease to be a member upon the admission of the assignee as a substituted member in accordance with the LLC agreement.

NOTE 7 - CONCENTRATIONS OF CREDIT AND MARKET RISK

The LLC was formed primarily to wholesale direct participation programs to other unaffiliated broker-dealers for ultimate sale to retail, accredited investors and also to offer such products directly to retail investors. The LLC receives commissions upon the closing of each transaction.

Financial instruments that potentially subject the LLC to credit risk consist principally of commissions receivable and commission revenue. Concentrations of credit risk with respect to commissions receivable and commission revenue arise due to the fact that the LLC conducts business with a limited number of companies and, as of December 31, 2007 and 2006, commissions receivable due from one company totaled $ 261,693 and $ 41,981, respectively. The amount due at December 31, 2007 is the

NOTE 7 - CONCENTRATIONS OF CREDIT AND MARKET RISK – continued

result of the closing of a direct participation program at the end of the year, for which commission payments were not received until 2008. The amount due at December 31, 2006 was the result of a funding error that occurred near the end of 2006 that wasn't corrected until the beginning of 2007.

The LLC also maintains cash balances in one financial institution located in Boston, Massachusetts. The combined balances in all accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $ 100,000. From time to time, the LLC may have cash on deposit that exceeds the federally insured limits. At December 31, 2007 and 2006, the LLC had uninsured cash balances in the amount of $ 383,187 and $ 378,215, respectively.

NOTE 8 - NET CAPITAL REQUIREMENTS

The LLC is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital of $ 5,000 or 6.66% of total aggregate indebtedness whichever is higher, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007 and 2006, the LLC had net capital, required net capital, excess net capital aggregate indebtedness and a net capital ratio as follows:

	2007	2006
Net Capital	$ 442,651	$ 373,887
Required Net Capital	17,928	9,744
Excess Net Capital	$ 424,723	$ 364,143
Aggregate Indebtedness	$ 269,189	$ 146,309
Net Capital Ratio	0.61 to 1	0.39 to 1

NOTE 9 – CHANGES TO COMPARATIVE PRIOR YEAR INFORMATION

The amount presented in the statement of cash flows for the year ended December 31, 2006 for the amount of cash paid for purchases of property and equipment has been restated and offset against the amount presented for expenses allocated from related party, to more accurately present the actual amount of cash paid by the LLC for property and equipment purchases. This restatement had no effect on net income or net capital calculated pursuant to SEC Rule 15c3-1 for the year ended December 31, 2006.

Certain amounts presented in Schedule I – Net Capital Computation Under Rule 15c3-1 of the Securities and Exchange Commission, have been reclassified to conform to the presentation of the schedule as of December 31, 2007. These reclassifications had no effect on net income (loss) or the calculation of net capital under SEC Rule 15c3-1for the years ended December 31, 2007 or 2006.

MERIDIAN CAPITAL PARTNERS, LLC

SUPPLEMENTARY INFORMATION

Jacobs, Velella & Kerr, P.C.
Certified Public Accountants
388 Hillside Avenue • Needham, MA 02494-1221
Tel.: (781) 449-1090 • Fax: (781) 449-9370
Website: www.jvkcpa.com Email: cpa@jvkcpa.com

Members
American Institute of Certified Public Accountants
Massachusetts Society of Certified Public Accountants
Herman Jacobs CPA 1949-1988
Alberto Velella CPA
Peter H. Kerr CPA
Michael E. Carlson CPA

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Members of:
Meridian Capital Partners, LLC
Quincy, Massachusetts

We have audited the accompanying financial statements of Meridian Capital Partners, LLC as of December 31, 2007 and 2006 and for the years then ended, respectively and have issued our report thereon dated February 12, 2008. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jacobs Velella & Kerr, PC

Jacobs, Velella & Kerr, P.C.
Needham, Massachusetts

February 12, 2008

MERIDIAN CAPITAL PARTNERS, LLC
SCHEDULE I – NET CAPITAL COMPUTATION UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2007 and 2006

		2007		2006
NET CAPITAL COMPUTATION				
MEMBERS' EQUITY	$	507,669	$	409,115
LESS: NON-ALLOWABLE ASSETS				
Receivable from non-customers in excess of related payable to non-customers		(31,590)		-
Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost, net of accumulated depreciation and amortization		(25,811)		(34,893)
Deposits and prepaid expenses		(7,617)		(335)
NET CAPITAL	$	442,651	$	373,887
RECONCILIATION WITH LLC'S COMPUTATION				
NET CAPITAL PER FOCUS REPORT	$	419,237	$	382,202
AUDIT ADJUSTMENTS FOR:				
Investment in and receivables from affiliates, subsidiaries and associated partnerships		33,316		-
Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost, net of accumulated depreciation and amortization		7,439		8,449
Deposits and prepaid expenses		(7,617)		(335)
Rent expense		5,177		-
Computer supplies and expense		3,457		(926)
Interest income		1,924		-
Postage expense		(9)		-
Office supplies and expense		(19)		238
Telephone expense		(522)		-
Interest expense		(1,646)		(4,226)
Legal, accounting and professional fees		(2,500)		-
Insurance expense		(4,637)		(3,752)
Depreciation expense		(10,949)		(7,813)
NET CAPITAL	$	442,651	$	373,837

Jacobs, Velella & Kerr, P.C.
Certified Public Accountants
388 Hillside Avenue • Needham, MA 02494-1221
Tel.: (781) 449-1090 • Fax: (781) 449-9370
Website: www.jvkcpa.com Email: cpa@jvkcpa.com

Members
American Institute of Certified Public Accountants
Massachusetts Society of Certified Public Accountants
Herman Jacobs CPA 1949-1988
Alberto Velella CPA
Peter H. Kerr CPA
Michael E. Carlson CPA

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

To the Members of:
Meridian Capital Partners, LLC
Quincy, Massachusetts

In planning and performing our audit of the financial statements of Meridian Capital Partners, LLC as of December 31, 2007 and 2006 and for the years ended, respectively, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and in determining compliance with the exemptive provision of rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling the responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objective. Two of the objectives of an internal control structure and the practice and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and

procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors and irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

In addition, no facts came to our attention indicating that the exemption provision of Rule 15c3-3 has not been complied with during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our consideration of the internal control structure, we believe that the Company's practices and procedures were adequate at December 31, 2007 and 2006, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Jacobs Velella & Kerr, PC

Jacobs, Velella & Kerr, P.C.
Needham, Massachusetts

February 12, 2008

Jacobs, Velella & Kerr, P.C.
Certified Public Accountants
388 Hillside Avenue • Needham, MA 02494-1221
Tel.: (781) 449-1090 • Fax: (781) 449-9370
Website: www.jvkcpa.com Email: cpa@jvkcpa.com

SEC
Mail Processing
Section

FEB 29 2008

Washington, DC
101

Members
American Institute of Certified Public Accountants
Massachusetts Society of Certified Public Accountants
Herman Jacobs CPA 1949-1988
Alberto Velella CPA
Peter H. Kerr CPA
Michael E. Carlson CPA

INDEPENDENT AUDITORS REPORT ON MATERIAL INADEQUACIES

To the Members of
Meridian Capital Partners, LLC
Quincy, Massachusetts

We have audited the financial statements of Meridian Capital Partners, LLC as of December 31, 2007 and 2006 and for the years then ended, respectively. The report has been submitted to the proper regulatory agencies.

The above noted audits did not disclose any material inadequacies.

Jacobs Velella & Kerr, PC

Jacobs, Velella & Kerr, P.C.
Needham, Massachusetts

February 12, 2008

END